

Mail Stop 3720

May 6, 2009

Via U.S. Mail and facsimile to (212) 553-3740

Mr. Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
7 World Trade Centre at 250 Greenwich Street
New York, New York 10007

> **Re:** **Moody's Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-14037**

Dear Mr. McDaniel:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 1. Business, page 9

Intellectual Property, page 15

1.   We note that you disclose in the first paragraph on page 15 that your intellectual property is of "material importance" to your business. In future filings, please provide more specific and detailed disclosure regarding your intellectual property. For instance, please describe which copyrights and patents are held by your

company and their duration. *See* Item 101(c)(1)(iv) of Regulation S-K. Please also discuss in more detail how licensing your technology and intellectual property to others affects your business and how your licensing of others' technology and intellectual property affects your business.

Item 3. Legal Proceedings, page 21

2.   Item 103 of Reg. S-K requires you to describe the factual basis alleged to underlie material legal and other proceedings against you. In the fifth paragraph on page 21, you disclose that you have received "subpoenas and inquiries" from various states' attorneys general and other governmental authorities. In future filings, disclose which states' attorneys general and governmental authorities are investigating your company and discuss in greater detail the factual bases for their investigations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

3.   Throughout your discussion you explain that your revenues have fallen due to reduced issuance activity. Please refer to the second paragraph on page 34 and the fourth and fifth paragraphs on page 35. You further explain that the reduced issuance activity is caused by the broader downturn in global economic activity reflected in extreme market volatility, worsening credit market conditions, and record-high interest rate spreads. In future filings, please provide more disclosure regarding how such macroeconomic forces are causing reduced issuance activity so that investors readily understand how such forces are affecting the underlying drivers of your business.

4.   In the fifth paragraph on page 35, you explained that revenues in Global SFG decreased due to declines in derivatives, CREF, and RMBS which, in turn, were due to declines in loan origination, securitization, and issuances. In future filings, clarify the extent a decline in loan origination, securitization, and issuances is reasonably expected to have a material effect upon your results of operations and liquidity and, if the decline is causing a material deficiency, what steps you are taking to remedy the deficiency.

5.   You disclosed in the second paragraph on page 37 that global subscription revenue accounted for 76% of global MA growth, and you state in the second paragraph on page 38 that your subscription line of business had strong growth in fiscal 2007. In future filings, please address such trends in a fashion similar to that requested in Comment 4. Similarly, address the facts surrounding the strong growth which occurred in subscription revenue in the EMEA region for 2008 and

2007. *See* the second paragraph on page 37 and first paragraph on page 41.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 17

Discretionary Awards, page 21

6.   In the second full paragraph on page 21, you disclose that you awarded
        discretionary bonuses to your NEOs based on a subjective evaluation of your
        executive team's efforts in a challenging environment. However, you also state in
        the first sentence of that paragraph, that you evaluated each NEO against his or
        her annual objectives. In future filings, please clarify how you evaluated an NEO
        with respect to his or her annual objectives but made such an evaluation
        subjectively. Also describe annual objectives that were used by the
        Compensation Committee to evaluate your NEOs. *See* Items 402(b)(1)(v) and
        (b)(2)(v) and (vii). Discuss in more detail criteria and factors that the
        Compensation Committee used to evaluate each NEO and determine the amount
        of a discretionary bonus. For instance, did the Compensation Committee use any
        subjective performance criteria in addition to an evaluation of the executive
        team's effort and leadership skills?

Long Term Equity Incentive Compensation, page 21

7.   In the second full paragraph on page 22, you disclose that you awarded stock
        options in 2008 based on each NEO's target total compensation and individual
        performance as well as disruptions in the credit markets. In future filings,
        describe an NEO's performance and explain in more detail how you accounted
        for and evaluated such a performance to determine the amount of stock options
        that you awarded. *See* Items 402(b)(1)(v) and (b)(2)(v) and (vii).

Outstanding Equity Awards at Fiscal Year-End Table for 2008, page 31

8.   You have explained the vesting formula of your option awards and restricted stock awards in footnotes 1 and 2 to the Outstanding Equity Awards Table. Instruction 2 to Item 402(f)(2), however, requires you to disclose the actual vesting dates of your outstanding equity awards. For instance, footnote 1 provides a complicated formula for investors to calculate the vesting period of outstanding option awards because an investor must subtract ten years from the option expiration date; then, add one year to that date; and conclude, finally, that one-fourth of the option award vests on that date. To the extent practicable, please revise the explanation of the vesting formula for outstanding options and restricted stock to provide more specific and concrete details on the vesting dates of the outstanding equity awards.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert F. Bartelmes
Larry Spirgel
Assistant Director